[redacted]

07025022

RECEIVED
2007 JUL 10 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

6th July 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 5th July 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

PROCESSED
JUL 1 0 2007
THOMSON
FINANCIAL

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道 39 號夏慤大廈 26 樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067
M:\Kylie\Letter\...\SEC(ADR).doc

South China Morning Post

Publication Date : 6th July 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO TENANCY AGREEMENTS AND LICENCE AGREEMENTS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 5th August 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 5th July 2007

SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Continuing Connected Transactions in relation to Tenancy Agreements and Licence Agreements

The board of Directors of the Company announces the following:

(i) on 5th July 2007, the Company as the tenant/licensee entered into the New Harcourt Tenancy Agreement and the New Harcourt Licence Agreement with International Hope as the landlord/licensor in respect of the lease of the Harcourt House Office and the licence of the Harcourt House Car Parking Spaces respectively;

(ii) on 5th July 2007, the Company as the licensee entered into the Sky Tower Licence Agreement with Tien Chu HK as the licensor in respect of the licence of the Sky Tower Car Parking Space;

(iii) on 22nd April 2007, SIIC Management, a wholly-owned subsidiary of the Company, as the tenant entered into the New Golden Bell Tenancy Agreement with SIIC Shanghai as the landlord in respect of the lease of the Golden Bell Plaza Office;

(iv) on 1st January 2007, Nanyang Tobacco, a wholly-owned subsidiary of the Company, as the tenant entered into the New Whampoa Licence Agreement with International Hope as the landlord in respect of the Whampoa Garden Car Parking Space.

The total licence fees and rent together with the management fees etc. payable under the Agreements for the first two year's term amounts to approximately HK$12,962,400.

SIIC is the controlling shareholder of the Company. SIIC Shanghai, International Hope and Tien Chu HK are wholly-owned subsidiaries of SIIC. Hence, all of them are connected persons of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company.

As the Agreements were entered into by the Group with parties connected within a 12-month period, the respective transaction amount of the Agreements shall be aggregated in accordance with Rule 14A.25 of the Listing Rules. As each of the applicable percentage ratios for the estimated annual cap calculated in accordance with the Listing Rules is less than 2.5%, the Agreements are exempt from independent shareholders' approval requirement in accordance with Rule 14A.34(1) of the Listing Rules and are only subject to reporting and announcement requirements in accordance with Rule 14A.45 to 14A.47 of the Listing Rules.

THE AGREEMENTS

(i) New Harcourt Tenancy Agreement and New Harcourt Licence Agreement

As the Original Harcourt Agreements expired, the Company as the tenant/licensee entered into the New Harcourt Tenancy Agreement and the New Harcourt Licence Agreement with International Hope as the landlord/licensor on 5th July 2007 in respect of the lease of Harcourt House Office and the licence of the Harcourt House Car Parking Spaces respectively, both for a term of two years commencing on 1st July 2007. The Harcourt House Office with a total saleable area of approximately 19,901 sq. ft. (1,848.84 sq. m.) is the existing office premises of the Company.

The monthly rent under the New Harcourt Tenancy Agreement is HK$720,000 (exclusive of rates, management fee and air-conditioning charges), which is determined by the parties to the agreements on arm's length basis and with reference to the market rent of Harcourt House Office appraised by DTZ Debenham Tie Leung Limited, an independent valuer on 29th May 2007. The existing monthly management fee and air-conditioning charges payable by the Company through SIIC amount to HK$90,000. A rental deposit, being two months' rental, totalling HK$1,440,000 shall be paid by the Company upon the signing of the New Harcourt Tenancy Agreement.

The monthly licence fee under the New Harcourt Licence Agreement is HK$16,800, which is determined by the parties to the agreement on arm's length basis and with reference to the monthly licence fee of car parking spaces available at Harcourt House offered by independent third parties.

(ii) Sky Tower Licence Agreement

On 5th July 2007, the Company as the licensee entered into a Sky Tower Licence Agreement with Tien Chu HK as the licensor in respect of the Sky Tower Car Parking Space for a term of two years commencing on 1st January 2007 at a monthly licence fee of HK$2,200, which was determined by the parties to the agreement on arm's length basis and with reference to the monthly licence fee of car parking spaces available at Sky Tower offered by independent third parties.

(iii) New Golden Bell Tenancy Agreement

As the Original Golden Bell Tenancy Agreement expired, SIIC Management, a wholly-owned subsidiary of the Company, as the tenant entered into a New Golden Bell Tenancy Agreement with SIIC Shanghai as the landlord on 22nd April 2007 in respect of the lease of Golden Bell Plaza Office for a term of two years commencing on 1st May 2007. Golden Bell Plaza Office with a total gross floor area of approximately 2,092.05 sq. m. is the existing office premises of the Company's Shanghai regional headquarter.

The monthly rent payable under the New Golden Bell Tenancy Agreement amounts to approximately US$25,500 (equivalent to approximately HK$198,900), exclusive of water, electricity, telephone charges and management fee. It was determined by the parties to the agreement on arm's length basis and with reference to the market rent of Golden Bell Plaza Office appraised by DTZ Debenham Tie Leung Limited on 3rd April 2007. The existing monthly management fee payable to SIIC Shanghai by SIIC Management amounts to approximately RMB50,000 (equivalent to approximately HK$50,000).

(iv) Whampoa Licence Agreement

On 1st January 2007, Nanyang Tobacco, a wholly-owned subsidiary of the Company as the licensee

entered into the Whampoa Licence Agreement with International Hope as the landlord in respect of the licence of Whampoa Garden Car Parking Space for a term of three years commencing on 1st January 2007 at a monthly licence fee of HK$2,300, which was determined by the parties to the agreement on arm's length basis and with reference to the monthly licence fee of car parking spaces available at Whampoa Garden offered by independent third parties.

CONTINUING CONNECTED TRANSACTIONS

SIIC is a controlling shareholder of the Company and SIIC Shanghai, International Hope and Tien Chu HK are wholly-owned subsidiaries of SIIC. Hence, all of them are connected persons of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company. As the Agreements were entered into by the Group with parties connected within a 12-month period, the respective transaction amount of the Agreements shall be aggregated in accordance with Rule 14A.25 of the Listing Rules.

ANNUAL CAPS

The aggregate annual rent and licence fees together with the existing management fees etc. payable by the Group in relation to the lease of Harcourt House Office and the Golden Bell Plaza Office; and the licence of the Harcourt House Car Parking Spaces, the Sky Tower Car Parking Space and Whampao Garden Car Parking Space for two years ending 31st December 2008 are as follows:

	2007 *HKD*	**2008** *HKD*
(i) Harcourt House Office	8,580,000	9,720,000
(ii) Golden Bell Plaza Office	2,986,800	2,986,800
(iii) Harcourt House Car Parking Spaces, Sky Tower Car Parking Space and Whampao Garden Car Parking Space	255,600	255,600
	11,822,400	12,962,400

Based on the above calculation and in view of the management fees and air-conditioning charges payable under the New Harcourt Tenancy Agreement and New Golden Bell Tenancy Agreement may or may not be changed during the term of the agreements, it is estimated that the annual caps for the rent, management fees and licence fees for the two financial year ending 31st December 2008 will be approximately HK$11,910,000 and HK$13,150,000 respectively.

As each of the applicable percentage ratios for the estimated annual cap calculated in accordance with the Listing Rules is less than 2.5%, the Agreements are exempt from independent shareholders' approval requirement in accordance with Rule 14A.34(1) of the Listing Rules and are only subject to reporting and announcement requirements in accordance with Rule 14A.45 to 14A.47 of the Listing Rules. Details of the Agreements will be included in the Company's next and subsequent published annual reports and accounts for the financial years during which the transactions persist.

REASONS FOR THE TRANSACTIONS

The Harcourt House Office and the Golden Bell Plaza Office are the existing office premises of the Company and its Shanghai regional office respectively. The above office premises and car parking spaces are rented/licenced as to the practical business needs of the Group. By renewing the tenancy of the premises, the Group can avoid incurring removal fees, renovation fees and all other incidental

cost and expenses for moving into new office premises.

The board of Directors (including the Independent Non-Executive Directors) considers that the Agreements are on normal commercial terms and are fair and reasonable and that the transactions are in the interests of the Shareholders of the Company as a whole.

GENERAL INFORMATION

The Company and its subsidiaries are engaged in the principal businesses of infrastructure, medicine, consumer products and information technology.

SIIC Shanghai and International Hope and Tien Chu HK are wholly-owned subsidiaries of SIIC. The principal business activities of SIIC Shanghai are investment holding and property investment. The principal business activities of International Hope are property investment. The principal business activities of Tien Chu HK are property investment; manufacturing and sale of food seasoning and chemical products.

DEFINITIONS

Unless the context otherwise requires, the following terms shall have the meanings set out below:

"Agreements"	the New Harcourt Tenancy Agreement, the New Harcourt Licence Agreement, the Sky Tower Licence Agreement, the New Golden Bell Tenancy Agreement and Whampoa Licence Agreement
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"connected persons"	has the meaning ascribed thereto under the Listing Rules
"Directors"	the directors of the Company
"Golden Bell Plaza Office"	the property situate at Unit Nos. 2101 and 2102 on Level 21, Unit No. 2201 on Level 22 and Unit No. 2401 on Level 24, Golden Bell Plaza, 98 Huaihai Zhong Road, Luwan District, Shanghai
"Group"	the Company and its subsidiaries
"Harcourt House Office"	the property situate at the whole of 26th Floor and a portion of 27th Floor of Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong
"Harcourt House Car Parking Spaces"	four car parking spaces nos. 16, 17, 35 and 36 on the 2nd floor of Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong
"International Hope"	International Hope Limited, a company incorporated in Hong Kong with limited liability and wholly-owned by SIIC

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Nanyang Tobacco"	Nanyang Brothers Tobacco Co. Ltd., a company incorporated in Hong Kong with limited liability and wholly-owned by the Company
"New Harcourt Tenancy Agreement"	the tenancy agreement dated 5th July 2007 entered into between the Company as the tenant and International Hope as the landlord in relation to the lease of the Harcourt House Office
"New Harcourt Licence Agreement"	the licence agreement dated 5th July 2007 entered into between the Company as the licensee and International Hope as the licensor in relation to the licence of the Harcourt House Car Parking Spaces
"New Golden Bell Tenancy Agreement"	the tenancy agreement dated 22nd April 2007 entered into between SIIC Management as the tenant with SIIC Shanghai as the landlord in relation to the lease of the Golden Bell Plaza Office
"Original Harcourt Agreements"	the tenancy agreement and the licence agreement both dated 4th July 2005 entered into between the Company as the tenant/licensee and SIIC as the landlord/licensor in relation to the lease of the Harcourt House Office and the licence of the Harcourt House Car Parking Spaces respectively both for a term of two years ended on 30th June 2007
"Original Golden Bell Tenancy Agreement"	the tenancy agreement dated 26th April 2005 entered into between SIIC Management as the tenant with SIIC Shanghai as the landlord in relation to the lease of the Golden Bell Plaza Office for a term of two years ended on 30th April 2007
"SIIC"	Shanghai Industrial Investment (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the holding company of the Company
"SIIC Management"	SIIC Management (Shanghai) Co. Ltd., a company established in the PRC and wholly-owned by the Company
"SIIC Shanghai"	SIIC Shanghai (Holdings) Co. Ltd., a company established in the PRC and wholly-owned by SIIC
"Sky Tower Licence Agreement"	The licence agreement dated 5th July 2007 entered into between the Company as the licensee and Tien Chu HK as the licensor in respect of the licence of the Sky Tower Car Parking Space

"Sky Tower Car Parking Space"	A car parking space no. R17, Sky Tower, Tokwawan, Kowloon
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tien Chu HK"	The Tien Chu (H.K.) Co. Ltd., a company incorporated in Hong Kong with limited liability and wholly-owned by SIIC
"Whampoa Garden Car Parking Space"	a car parking space no. 402, Site 5, Whampoa Garden, Hung Hom, Kowloon, Hong Kong
"Whampoa Licence Agreement"	The licence agreement dated 1st July 2007 entered into between Nanyang Tobacco as the licensee and International Hope as the licensor in relation to the licence of the Whampoa Garden Car Parking Space

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 5th July 2007

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END